

Steinbruner ♦ Hill
Certified Public Accountants

SHOWDEO, INC.

(A Delaware Public Benefit Corporation)

Financial Statements
With Independent Accountants'
Review Report

January 31, 2019

SHOWDEO, INC.
(A Delaware Public Benefit Corporation)

TABLE OF CONTENTS



Steinbruner • Hill
Certified Public Accountants

Independent Accountants' Review Report

To The Board of Directors of
Showdeo, Inc.
(A Delaware Public Benefit Corporation)
PO Box 3087
Carmel, California 93921

We have reviewed the accompanying financial statements of Showdeo, Inc. (A Delaware Public Benefit Corporation), which comprise the balance sheet as of January 31, 2019, and the related statements of income, changes in stockholders' equity and cash flows for the twenty-four days then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Steinbruner Hill CPAs

Steinbruner Hill CPAs
Carmel, California
March 29, 2019

Steinbruner Hill, Inc. ◆ 100 Clock Tower Place, Ste. 130 ◆ Carmel, CA 93923
Ph (831) 222-6111 ◆ Fx (831) 222-5464 ◆ www.steinhill.com

SHOWDEO, INC.
(Delaware Public Benefit Corporation)
BALANCE SHEET
January 31, 2019

ASSETS

ASSETS

Cash	$	100
Total Assets	$	100

LIABILITIES AND STOCKHOLDERS' EQUITY

TOTAL LIABILITIES	$	-

STOCKHOLDERS' EQUITY

Common Stock, $0.010 par value; 10,000 shares authorized and issued and outstanding as of January 31, 2019		100
Retained Earnings		-
Total Stockholders' Equity		100
Total Liabilities and Stockholders' Equity	$	100

SHOWDEO, INC.
(Delaware Public Benefit Corporation)
STATEMENT OF INCOME
FOR THE TWENTY-FOUR DAYS ENDED JANUARY 31, 2019

SALES	$ -
COST OF GOODS SOLD	-
Gross Profit	-
EXPENSES	-
BENEFIT (PROVISION) FOR TAXES	-
Net Income	$ -

SHOWDEO, INC.

(Delaware Public Benefit Corporation)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE TWENTY-FOUR DAYS ENDED JANUARY 31, 2019

	Common Stock	Retained Earnings	Stockholders' Equity
PRE-INCORPORATION BALANCE	$ -	$ -	$ -
Common Stock Issuance	100	-	100
Net Income	-	-	-
BALANCE AT JANUARY 31, 2019	$ 100	$ -	$ 100

SHOWDEO, INC.

(Delaware Public Benefit Corporation)
STATEMENT OF CASH FLOWS
FOR THE TWENTY-FOUR DAYS ENDED JANUARY 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	-
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Net Cash Provided by Operating Activities		-

CASH FLOWS FROM INVESTING ACTIVITIES

Net Cash (Used) by Investing Activities	-

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of Common Stock	100
Net Cash Provided (Used) by Financing Activities	100

CHANGE IN CASH AND CASH EQUIVALENTS 100

CASH AND CASH EQUIVALENTS

Cash at Beginning of Period		-
Cash at End of Year	$	100

SUPPLEMENTAL DISCLOSURES FOR STATEMENTS OF CASH FLOWS

Interest Paid	$	-
Income Tax Paid	$	-

SHOWDEO, INC.
(A Delaware Public Benefit Corporation)
NOTES TO FINANCIAL STATEMENTS
For the Period Ending JANUARY 31, 2019

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Showdeo, Inc. (the Company) is a Corporation incorporated on January 8, 2019, in the State of Delaware, as a Delaware Public Benefit Corporation. The Company is pursuing a business plan to provide services in the education, publishing, and software industries. Under Delaware law, the purpose of a public benefit corporation is to operate in a responsible and sustainable manner.

As of the date of these financial statements, the Company has undertaken no significant financial activities, other than issuing common stock.

During the year 2019, management intends to raise additional equity financing to fund future operations and to provide working capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Showdeo, Inc. is presented to assist in understanding the Company's Financial Statements. The financial statement notes are representations of the Company's management. These accounting policies conform to the accounting principles generally accepted in the United States of America and have been consistently applied in the preparation and presentation of the financial statements.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (GAAP), whereby revenues are recognized when they are earned and expenses are recognized when the related liabilities are incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses and to disclose any material contingent amounts. The Company is subject to uncertainty of future events, economic, environmental and political factors and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, accounting estimates used in the preparation of the Company's financial statements will change as new events occur, more experience is acquired, as additional information is obtained, and as the Company's operating environment changes. Changes are made in estimates as circumstances warrant. The Company has no significant estimates at this time.

Financial Instruments

The carrying amounts of cash, trade accounts receivable, rebates receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these instruments. The fair value for other assets and notes payable is estimated to be approximately equal to cost based on the terms of the instrument.

Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Company considers the principal or most advantageous market in which it would transact, and considers assumptions that market participants would use when pricing the asset or liability.

The three-level hierarchy for fair value measurements is defined as follows.

Level 1 – Valuation is based on observable inputs using quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Valuation is based on inputs from sources other than quoted prices in active markets that are either directly or indirectly observable as of the reporting date.

Level 3 – Valuation is based on unobservable inputs for the assets, reflecting the Company's consideration about the assumptions that a market participant would use in pricing the asset or liability, to the extent that observable inputs (Levels 1 and 2) are not available. Level 3 assets and liabilities include situations where there is little or no market activity for the asset or liabilities, and significant management judgment or estimates are required. No assets or liabilities are considered level 3 in the accompanying financial statements.

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such assets and liabilities existed, or had such assets and liabilities been liquidated, and these differences could be material to the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash consists of cash held in bank checking accounts.

Revenue Recognition

In accordance with ASC 606, revenue will be recognized when all of the following criteria have been met: (a) persuasive evidence of an arrangement exists, (b) delivery of the service has occurred or services have been rendered, (c) the price of the product or service is fixed and determinable and (d) collectability is reasonably assured.

Uncertain Tax Positions

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will disclose uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company will evaluate expiring statutes of limitation, changes in tax law and new authoritative rulings.

The Company's evaluation as of January 31, 2019, revealed no uncertain tax positions that would have a material impact on the financial statement. The Company does not anticipate significant changes to occur within the next twelve months that will have a material impact on the financial statements.

NOTE 3 – STOCKHOLDERS' EQUITY

Common Stock

At January 31, 2019, the Company had 10,000 shares of $0.010 par value voting common stock authorized and 10,000 issued and outstanding. These shares were issued on January 8, 2019, to one shareholder.

NOTE 4 – SUBSEQUENT EVENTS

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for period ending on such dates, for possible adjustments to such financial statements or other disclosure.

This evaluation generally occurs through the date at which the Company's financial statements are issued. For the financial statements as of and for the year ended January 31, 2019, this date was March 29, 2019.

On April 1, 2019, the Company amended it's Certificate of Incorporation to authorize 100,000 shares of par value $0.01 stock.